EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements
(Expressed in thousands of Canadian Dollars, except per share amounts)

MEDICURE INC.

Three and six months ended June 30, 2026
(unaudited)

In accordance with National Instruments 51‑102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and six months ended June 30, 2026.

1

Condensed Consolidated Interim Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents		$1,832	$3,835
Accounts receivable	4	4,731	4,817
Inventories	5	3,510	2,942
Prepaid expenses		345	293
Total current assets		10,418	11,887
Non‑current assets:
Property and equipment		736	945
Intangible assets	6	6,911	7,748
Goodwill	3 & 7	4,417	4,260
Other assets		112	109
Total non‑current assets		12,176	13,062
Total assets		$22,594	$24,949
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$10,321	$10,587
Income taxes payable		6	90
Current portion of lease obligations		427	464
Acquisition payable	3	-	388
Holdback payable	3	-	84
Total current liabilities		10,754	11,613
Non‑current liabilities
Lease obligations		269	427
Total non‑current liabilities		269	427
Total liabilities		11,023	12,040
Equity:
Share capital	8(b)	81,014	81,014
Contributed surplus		11,050	11,055
Accumulated other comprehensive loss		(4,671)	(5,172)
Deficit		(75,822)	(73,988)
Total equity		11,571	12,909
Total liabilities and equity		$22,594	$24,949
Commitments and contingencies	9(a) & 9(d)

See accompanying notes to the condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive Loss

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025

Revenue, net		$7,427	$6,669	$15,374	$12,153
Cost of goods sold	5	4,229	3,234	8,655	5,875
Gross profit		3,198	3,435	6,719	6,278

Expenses
Selling		2,750	2,133	4,711	3,962
General and administrative		1,193	1,260	2,265	2,359
Research and development		608	741	1,463	1,311
		4,551	4,134	8,439	7,632

Finance expense (income):
Finance expense (income), net		13	(20)	29	(54)
Foreign exchange loss (gain), net		13	49	27	84
		26	(29)	56	(30)
Net loss before income taxes		$(1,379)	$(728)	$(1,776)	$(1,384)
Income tax expense
Current		49	58	58	96
Net loss		$(1,428)	$(786)	$(1,834)	$(1,480)
Other comprehensive income (loss):
Item that may be reclassified to profit or loss Exchange differences on translation of foreign subsidiaries		340	(1,032)	501	(1,057)
Other comprehensive income (loss), net of tax		340	(1,032)	501	(1,057)
Comprehensive loss		$(1,088)	$(1,818)	$(1,333)	$(2,537)

Loss per share
Basic	8(d)	$(0.14)	$(0.08)	$(0.18)	$(0.14)
Diluted	8(d)	$(0.14)	$(0.08)	$(0.18)	$(0.14)

See accompanying notes to the condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Changes in Equity

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Note	Share Capital	Contributed Surplus	Accumulated other comprehensive loss	Equity (Deficit)	Total
Balance, December 31, 2024		$81,014	$10,919	$(4,264)	$(66,891)	$20,778
Net income for the six months ended June 30, 2025		-	-	-	(1,480)	(1,480)
Other comprehensive loss for the six months ended June 30, 2025		-	-	(1,057)	-	(1,057)

Transactions with owners, recorded directly in Equity
Share-based compensation	8(c)	-	66	-	-	66
Total transactions with owners		-	66	-	-	66
Balance, June 30, 2025		$81,014	$10,985	$(5,321)	$(68,371)	$18,307

	Note	Share Capital	Contributed Surplus	Accumulated other comprehensive loss	Equity (Deficit)	Total
Balance, December 31, 2025		$81,014	$11,055	$(5,172)	$(73,988)	$12,909
Net loss for the six months ended June 30, 2025		-	-	-	(1,834)	(1,834)
Other comprehensive income for the six months ended June 30, 2026		-	-	501	-	501

Transactions with owners, recorded directly in Equity
Share-based compensation	8(c)	-	(5)	-	-	(5)
Total transactions with owners		-	(5)	-	-	(5)
Balance, June 30, 2026		$81,014	$11,050	$(4,671)	$(75,822)	$11,571

 See accompanying notes to the condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

For the six months ended June 30	Note	2026	2025
Cash (used in) provided by:
Operating activities:
Net loss for the period		$(1,834)	$(1,480)
Adjustments for:
Current income tax expense		58	96
Amortization of property, plant and equipment		226	235
Amortization of intangible assets	6	1,087	1,054
Share‑based compensation	8(c)	(5)	66
Finance expense, net		29	(54)
Unrealized foreign exchange loss		27	84
Change in the following:
Accounts receivable		86	213
Inventories		(568)	(713)
Prepaid expenses		(52)	(128)
Accounts payable and accrued liabilities		(411)	616
Interest received, net		7	89
Income taxes paid		(89)	(151)
Cash flows used in operating activities		(1,439)	(73)
Investing activities:
Acquisition of Gateway Pharmacy	3	(388)	(542)
Acquisition of West Olympia Pharmacy	3	-	(1,635)
Cash flows used in investing activities		(388)	(2,177)
Financing activities:
Repayment of lease liability		(216)	(202)
Cash flows used in financing activities		(216)	(202)
Foreign exchange gain on cash held in foreign currency		40	-
Increase in cash and cash equivalents		(2,003)	(2,452)
Cash and cash equivalents, beginning of period		3,835	7,191
Cash and cash equivalents, end of period		$1,832	$4,739

  See accompanying notes to the condensed consolidated interim financial statements.

5

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

1.Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction.

In September 2019 the Company acquired ownership of ZYPITAMAG® from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, the Company previously had acquired U.S. marketing rights with a profit-sharing arrangement in December 2017. With this acquisition the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAG®. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG® was made available in retail pharmacies throughout the United States.

On December 17, 2020, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Marley Drug, Inc. (“Marley Drug”), a leading specialty pharmacy serving customers across the United States.

On March 11, 2025, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Gateway Medical Pharmacy Inc. (“Gateway Pharmacy”), an independent retail pharmacy located in Portland, Oregon.

On June 16, 2025, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating West Olympia Pharmacy, LLC (“West Olympia Pharmacy”), an independent retail pharmacy located in Olympia, Washington.

The Company’s ongoing research and development activities are primarily in relation to the development of MC-1, for treatment of Pyridoxal 5’-phosphate dependent epilepsy (“PNPO deficiency”). In addition, during 2024, the Company acquired new chemical entity analogues of pyridoxal 5’-phosphate for the treatment of a number of clinical indications which are yet to be announced.

2. Basis of preparation of financial statements

(a)Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2025. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 13, 2026.

6

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

2. Basis of preparation of financial statements (continued)

(b)Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis except for contingent consideration and the investment in Sensible Medical which are measured at fair value.

(c)Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand dollar, except where indicated otherwise.

(d)Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2025:

•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts

Chargebacks are considered the most significant estimates and result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is estimated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimating the chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as at year-end, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

•	Note 3(i): The measurement and useful lives of intangible assets

•	Note 3(q): The measurement and valuation of intangible assets acquired as part of business combinations

•	Note 3(I): Impairment of non-financial assets

The Company’s annual goodwill impairment test is based on value-in-use calculations that use a discounted cash flow model. These calculations require the use of estimates and forecasts of future cash flows. The recoverable amount is most sensitive to the discount rate, revenue growth rate, and operating margin. The key assumptions used to determine the recoverable amount are further explained in note 7.

7

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

3. Business Combinations

On March 11, 2025, the Company acquired 100% of the outstanding shares of Gateway Pharmacy, an independent retail pharmacy located in Portland, Oregon, for total cash consideration of USD$580 (CAD$838) plus the cost of inventory. The purchase price is to be paid in two installments, with USD$290 paid upon closing of the agreement, and an additional USD$290 (the “Anniversary Payment”) to be paid on March 11, 2026, one year subsequent to the closing of the transaction. At the time of acquisition, it was determined that the seller had USD$86 (CAD$124) of inventory which has also been paid to the seller.

The following table summarizes the finalized fair values of the identifiable assets and liabilities as at the date of the acquisition:

Net assets acquired
Inventory	$124
Property and equipment	81
Right of use asset	80
Customer lists	259
Goodwill	460
Current portion of lease obligation	(56)
Lease obligation	(24)
Net assets acquired	$924
Summary of purchase consideration
Cash paid	$542
Acquisition Payable	382
Purchase consideration	$924

During the six months ended June 30, 2026, the Company paid the seller the Anniversary Payment in the amount of $USD290 ($CAD382). As at June 30, 2026, all payments in relation to the acquisition of Gateway Pharmacy have been made to the seller, and the acquisition payable liability is nil (December 31, 2025 - $388).

On June 16, 2025, the Company completed the acquisition of 100% of the outstanding shares of West Olympia Pharmacy (“West Olympia Pharmacy”), an independent retail pharmacy located in Olympia, Washington, for total consideration of USD$1,266 (CAD$1,716). The purchase price includes a holdback of USD $60, payable to the seller on the first anniversary of the acquisition, together with USD$3 of accrued interest. Any liabilities settled by the Company on behalf of the seller will be deducted from the holdback payable amount. The purchase price also includes inventory on hand as of the acquisition date, valued at USD $191, which has been paid to the seller.

8

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

3. Business Combinations (continued)

The following table summarizes the finalized fair values of the identifiable assets and liabilities as at the date of the acquisition:

Net assets acquired
Inventory	$259
Property and equipment	24
Right of use asset	316
Customer lists	695
Goodwill	603
Current portion of lease obligation	(56)
Lease obligation	(260)
Net assets acquired	$1,581
Summary of purchase consideration
Cash paid	$1,500
Holdback payable	81
Purchase consideration	$1,581

During the six months ended June 30, 2026, the Company netted the holdback payable against amounts owed to West Olympia Pharmacy from the seller in the amount of $USD61 ($CAD85). As at June 30, 2026, all payments in relation to the acquisition of West Olympia Pharmacy have been made to the seller, and the holdback payable is nil (December 31, 2025 - $84).

4.Accounts Receivable

	June 30, 2026	December 31, 2025
Trade accounts receivable	$4,652	$4,722
Other accounts receivable	79	95
	$4,731	$4,817

As at June 30, 2026, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 76% in aggregate (Customer A – 22%, Customer B – 18%, Customer C – 36%). As at December 31, 2025, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable, which totaled 67% in aggregate (Customer A – 22%, Customer B – 14%, Customer C – 31%).

5.Inventories

	June 30, 2026	December 31, 2025
Finished product available-for-sale	$2,186	$1,744
Finished retail pharmacy product available for sale	1,084	886
Unfinished product and packaging materials	240	312
	$3,510	$2,942

Inventories expensed as part of cost of goods sold during the three and six months ended June 30, 2026 amounted to $4,073 and $8,343, respectively (2025 – $3,077 and $5,556).

9

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

5. Inventories (continued)

During the three month and six month periods ended June 30, 2026 and June 30, 2025, the Company did not write-off any inventory that had expired or was otherwise unusable through cost of goods sold on the condensed consolidated interim statement of net loss and comprehensive loss.

6. Intangible assets

Cost	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2024	$1,334	$27,724	$5,163	$6,296	$2,612	$43,129
Additions	-	-	-	954	-	954
Effect of movements in exchange rates	(58)	(1,316)	(245)	(305)	(125)	(2,049)
At December 31, 2025	$1,276	$26,408	$4,918	$6,945	$2,487	$42,034
Effect of movements in exchange rates	42	971	181	255	94	1,543
At June 30, 2026	$1,318	$27,379	$5,099	$7,200	$2,581	$43,577

Accumulated amortization	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2024	$770	$23,657	$4,830	$3,979	$539	$33,775
Amortization	185	633	54	845	435	2,152
Effect of movements in exchange rates	(40)	(1,132)	(230)	(205)	(34)	(1,641)
At December 31, 2025	$915	$23,158	$4,654	$4,619	$940	$34,286
Amortization	91	311	27	443	215	1,087
Effect of movements in exchange rates	37	858	172	184	42	1,293
At June 30, 2026	$1,043	$24,327	$4,853	$5,246	$1,197	$36,666

Carrying amounts	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2025	$361	$3,250	$264	$2,326	$1,547	$7,748
At June 30, 2026	$275	$3,052	$246	$1,954	$1,384	$6,911

Intangible assets acquired in connection with the acquisition of Gateway Pharmacy and West Olympia Pharmacy, see note 3 above, are amortized over the following periods based on their anticipated useful life:

Intangible asset	Estimated useful life
Customer list	7 years

The Company had determined there were no indicators of impairment as at June 30, 2026.

As at June 30, 2026, intangible assets pertaining to AGGRASTAT® were fully amortized.

10

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

7. Goodwill

Retail and Mail Order Pharmacy
At December 31, 2024	$3,375
Additions – business combinations (note 3)	1,063
Effects of movements in exchange rates	(178)
At December 31, 2025	$4,260
Effects of movements in exchange rates	157
At June 30, 2026	$4,417

The additions to goodwill during the year ended December 31, 2025 were the result of the Company acquiring Gateway Pharmacy and West Olympia Pharmacy. See note 3 - business combinations above for more information.

The Company performed an annual impairment test with respect to the goodwill acquired as part of the Marley Drug Gateway Pharmacy and West Olympia Pharmacy acquisitions. The recoverable amount of the Retail and Mail Order Pharmacy CGU, in which Marley Drug, Gateway Pharmacy and West Olympia Pharmacy are included, has been determined based on value in use for the year ended December 31, 2025.

(a) Key assumptions used in valuation calculations

The calculation of value in use for all the CGUs or group of CGUs is most sensitive to the following assumptions:

(i) Discount rate

Discount rates reflect the current market assessment of risks specific to each CGU or group of CGUs. The discount rate was estimated based on the weighted average cost of capital calculated based on the Company’s performance relative to its industry. This rate was further adjusted to reflect the market assessment of any risk specific to the CGU or group of CGUs for which future estimates of cash flows have not been adjusted. The discount rate used during the value in use assessment completed at December 31, 2025, was 13.00%.

(ii) Operating margin

Forecasted operating margins are based on actual operating margins, less operational expenses achieved in the preceding years, plus adjustments to normalize the forecast for any non-reoccurring items. Margins are kept constant over the forecast period, with the exception of adjustments made in relation to inflation in future periods, unless management has started an efficiency improvement process.

(iii) Revenue growth rates

Revenue growth rates are based on approved budgets, published research, and current customer contracts. Management considers various factors when assessing revenue growth rates used within their assessment, including, changes in customer demographic and attrition of current customer base. The revenue growth rate used during the assessment completed at December 31, 2025 was approximately 2% on average over the forecast period.

8. Capital Stock

(a) Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

11

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

8 .Capital Stock (continued)

(b) Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of common shares	Amount
Balance, December 31, 2024	10,436,313	$81,014
Balance, December 31, 2025	10,436,313	$81,014
Balance, June 30, 2026	10,436,313	$81,014

(c) Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.

Changes in the number of options outstanding during the three months ended June 30, 2026 and 2025 is as follows:

Six months ended June 30	2026		2025
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,162,000	$1.24	1,237,700	$1.27
Forfeited, cancelled or expired	(147,000)	(1.25)	(52,700)	(1.90)
Balance, end of period	1,015,000	$1.24	1,185,000	$1.24
Options exercisable, end of period	789,000	$1.24	586,000	$1.23

Options outstanding as at June 30, 2026 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$1.10	60,000	0.1 years	$1.10	60,000
$1.20	20,000	0.9 years	$1.20	20,000
$1.25	935,000	6.7 years	$1.25	709,000
$1.10 ‑ $1.25	1,015,000	6.1 years	$1.24	789,000

Compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the three and six months ended June 30, 2026 is a recovery of $8 and $5, respectively (2025 – expense of $30 and $66). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black‑Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

12

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

8. Capital Stock (continued)

(d) Per share amounts

The following table reflects the share data used in the denominator of the basic and diluted (loss) earnings per share computations for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Weighted average shares outstanding for basic earnings per share	10,436,313	10,436,313	10,436,313	10,436,313
Effects of dilution from:
Stock options	-	-	-	-
Weighted average shares outstanding for diluted earnings per share	10,436,313	10,436,313	10,436,313	10,436,313

Effects of dilution from 1,015,000 stock options were excluded in the calculation of weighted average shares outstanding for diluted income per share for the three and six months ended June 30, 2026 as they are anti-dilutive. Effects of dilution from 1,185,000 stock options were excluded in the calculation of weighted average shares outstanding for diluted loss per share for the three and six months ended June 30, 2025 as they are anti-dilutive.

9. Commitments and contingencies

(a) Commitments

As at June 30, 2026, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2026 - remaining	$1,645
2027	544
2028	70
2029	73
2030	75
Total	$2,407

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2027 and a minimum quantity of AGGRASTAT® finished product inventory totaling €490 annually.

Effective January 1, 2026, the Company renewed its business and administration services agreement with GVI Clinical Development Solutions (“GVI-CDS”), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

13

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

9. Commitments and contingencies (continued)

(b) Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the condensed consolidated interim financial statements with respect to these indemnification obligations.

(c) Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

As of June 30, 2026, the Company has identified the following potential contingent liability:

Telephone Consumer Protection Act (“TCPA”) Litigation

On March 4, 2024, a class action complaint was filed in the Northern District Court of Ohio against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation.

On December 4, 2025, the Company entered into a settlement agreement with the plaintiff, resulting in the Company agreeing to pay USD$40 to the plaintiff. In addition, a second settlement payment is owed to the plaintiff in the amount of USD$45 should certain conditions be met. The Company has created a provision in the amount of USD$45 (CAD$63) in relation to this contingent liability. The provision is included within accounts payable and accrued liabilities on the condensed consolidated interim statement of financial position. No future legal claims are to be placed on either party and the terms of the agreement are to remain confidential.

10. Related party transactions

(a) Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer and Chief Financial Officer are key management personnel for all periods. The Company’s President and Chief Operating Officer was included within key management personnel until his resignation, effective May 31, 2026.

In addition to their salaries, the Company also provides non‑cash benefits and participation in the stock option plan. The following table details the compensation paid to key management personnel:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Salaries, fees and short-term benefits	$174	$206	$354	$386
Share-based payments	(17)	17	(12)	38
	$157	$223	$342	$424

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

10. Related party transactions (continued)

(b) Transactions with related parties

Directors and key management personnel control 27% of the voting shares of the Company as at June 30, 2026 (December 31, 2025 – 27%).

During the three and six months ended June 30, 2026 the Company paid GVI-CDS, a company controlled by the Chief Executive Officer, a total of $156 and $332 (2025 - $63 and $103) for clinical research services, $27 and $48, respectively, (2025 – $21 and $42) for business administration services, $57 and $113, respectively, (2025 – $56 and $111) in rental costs and $16 and $32, respectively, (2025 – $14 and $21 for information technology support services. As described in note 10(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI-CDS.

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm Bioresearch Inc. (“CanAm”) for the acquisition of the patent and intellectual property related to all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues (“P5P Analogues”). In exchange for these assets, Medicure is to provide consideration of $100 upon closing of the transaction, which is subject to regulatory approval, in addition to $500 upon the Company filing its first investigational new drug application, $250 upon the Company filing its first New Drug Application and $500 upon the Company obtaining NDA approval for the P5P Analogues. In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000 and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at June 30, 2026, included in accounts payable and accrued liabilities is $252 (December 31, 2025 – $107) payable to GVI -CDS. These amounts are unsecured, payable on demand and non-interest bearing.

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18 per month, increasing to $22 per month effective January 1, 2024. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at June 30, 2026, there are no outstanding amounts (December 31, 2025 - nil) payable to ADF Family Holding Corp. as a result of this consulting agreement.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer. Effective January 1, 2025, the rate was changed to $14 per month. The aforementioned fee shall be reviewed annually on January 1. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at June 30, 2026, there were no amounts payable to 10055098 Manitoba Ltd. (December 31, 2025 - nil).

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

11. Segmented information

The Company operates under two segments, the marketing and distribution of commercial products and the operation of retail and mail order pharmacies.

Revenue generated from external customers from the marketing and distribution of commercial products for the three and six months ended June 30, 2026 and 2025 was 100% from sales to customers in the United States.

During the six months ended June 30, 2026, 100% of total revenue from the marketing and distribution of commercial products was generated from seven customers. Customer A accounted for 28%, Customer B accounted for 22%, Customer C accounted for 44% and the remaining four customers accounted for approximately 6% of revenue.

During the six months ended June 30, 2025, 100% of total revenue from the marketing and distribution of commercial products was generated from seven customers. Customer A accounted for 26%, Customer B accounted for 22%, Customer C accounted for 48% and the remaining four customers accounted for approximately 4% of revenue.

The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

	June 30, 2026	December 31, 2025
Canada	$272	$374
United States	8,740	9,325
Barbados	3,052	3,254
	$12,064	$12,953

The financial measures reviewed by the Company’s chief operating decision maker are presented separately for the six months ended June 30, 2026:

June 30, 2026	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$3,746	$11,628	$15,374
Cost of goods sold	(1,637)	(7,018)	(8,655)
Operating expenses	(5,519)	(2,920)	(8,439)
Finance Income (expense), net	(26)	(3)	(29)
Foreign exchange loss, net	(27)	-	(27)
Net income (loss) before income taxes	$(3,463)	$1,687	$(1,776)

The financial measures reviewed by the Company’s chief operating decision maker are presented separately for the six months ended June 30, 2025:

June 30, 2025	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$4,688	$7,465	$12,153
Cost of goods sold	(1,870)	(4,006)	(5,876)
Operating expenses	(4,912)	(2,719)	(7,631)
Finance Income (expense), net	(36)	90	54
Foreign exchange loss, net	(84)	-	(84)
Net income (loss) before income taxes	$(2,214)	$830	$(1,384)

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